Exhibit 10.15

Summary of Director Compensation for Fiscal 2005

Effective January 1, 2005, each member of the Board of Directors (the “Board”) who is not an employee of Tredegar or any of its subsidiaries will receive $1,500 for attendance at each Board meeting with respect to which such director participates. Each director who is a member of Tredegar’s Audit Committee, Executive Compensation Committee and Nominating and Governance Committee (the “Committees”), including the chairperson of each such Committee, will receive $1,250 for attendance at each meeting of the Committee with respect to which such director participates.

In addition to individual meeting fees, the chairpersons of such Committees will receive the following annual retainers, payable in equal quarterly installments commencing after their election to such position by the Board:

Audit Committee Chairperson	$5,000
Executive Compensation Committee Chairperson	$2,000
Nominating & Governance Committee Chairperson	$2,000

John D. Gottwald, Chairman of the Board, does not receive the aforementioned retainer and meeting fees that are paid to members of Tredegar’s Board. As compensation for his advisory role and other significant contributions to Tredegar, as well as service as Chairman of the Board, Mr. Gottwald will receive a salary of $250,000 in 2005. In addition, in August 2004, the Executive Compensation Committee, as administrator of Tredegar’s 2004 Equity Incentive Plan, approved a stock award of 12,000 shares of Tredegar common stock that will be awarded to Mr. Gottwald on August 31, 2005, but will be granted and vest immediately if Mr. Gottwald dies or becomes disabled or if there is a change of control of Tredegar before that date. The granting of this stock award, which reflects the significant contributions that Mr. Gottwald has made and is expected to continue to make to Tredegar, is contingent upon Mr. Gottwald’s continued service as Chairman of the Board through August 2005. The award was reviewed by the Board.